

April 20, 2007

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. James H. Groh
Heritage Management Consultants, Inc.
19 Shelter Cove Lane,   #101
Hilton Head Island, SC   29928

Re: Sutor Technology Group Limited
          Registration Statement on Form S-1
          Filed on March 20, 2007
          File No.: 333-141450

Dear Mr. Groh:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Company

Overview of Our Business, page 2

1. The staff notes that the prospectus includes publicly available information and statistics regarding the steel industry which the company obtained from a variety of sources. For each source of information named at the bottom of page 2, discuss

any relationship or lack thereof between the named sources and the company, its officers and directors, and its affiliates.

2. Please advise the staff supplementally whether you have notified each named third party source as to the use of its name or report in the registration statement.

3. The staff notes the disclaimer relating to the publicly available information which has been included in the prospectus. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Background and History of Sutor Steel Technology Co., Ltd. and its Operating Subsidiaries and Affiliates, page 3

4. We read here and on page 29 that the holders of your Series A Preferred Stock had "98 votes per share." Given similar disclosures elsewhere in your document, such as Note 10, stating that the holders of your Series A Preferred Stock had "9.8 votes per share," we assume your reference to 98 votes per share is a typo. Please advise or revise.

5. We note your discussion of the March 6, 2007 1-for-10 reverse stock split. Please revise to state, if true, that you have retroactively restated all share and per share amounts throughout your filing for this reverse split.

6. Identify the person(s) who controls Huaye (Hong Kong) International Group Limited.

7. Expand the disclosure in the third paragraph:
   - to specify what net losses you are referring to;
   - to discuss how net losses in excess of $102,000 will be handled between Changshu Huaye and Dongbang Asset;
   - to disclose the time period for determining the amount of net losses; and
   - to state whether or not Changshu Huaye paid any additional consideration in exchange for Dongbang Asset assuming all net losses up to approximately $102,000.

Acquisition of Sutor Steel Technology Co., Ltd. and Our Related Equity Financing Transaction, page 4

8. State the per share price at which the 3,947,356 shares were issued for $12 million in the securities purchase agreement.

9. Disclose or include a cross-reference to a discussion in MD&A of the purchase price paid by Sutor Steel Technology Co., Ltd. to acquire Changshu Huaye and Jiangsu Cold-Roll in November, 2006, the manner in which the purchase price was determined, and by whom. Disclose the registered capital of each entity on the purchase date.

10. State whether or not in management's opinion the purchase price paid for Changshu Huaye and Jiangsu Cold in November, 2006 are believed to be on terms that were at least as favorable to the registrant and its affiliates and those which could have been obtained from unrelated parties.

Summary Consolidated Financial Information, page 6

11. Here and throughout your filing where you disclose tabular financial data, please clearly label any unaudited data as "unaudited" for the benefit of your investors.

Selected Consolidated Financial Data, page 14

12. Please tell us what consideration you gave to presenting balance sheet data for the same fiscal periods for which you are presenting income statement data. In this regard, it appears that you should also disclose balances at June 30, 2003 and 2004. Refer to Item 301(a) of Regulation S-K.

13. Please tell us what consideration you gave to disclosing total long-term obligations for each period presented. In this regard, it appears that you had long-term debt of $2.4 million at June 30, 2005. Refer to Instruction 2 to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisition of Sutor and Related Financing, page 18

14. In the fourth paragraph, you should discuss all material "make good" provisions of the escrow agreement between Ms. Chen and the registrant.

15. Please give us a detailed legal analysis why you believe you have a completed private placement, given the escrow arrangement described here.

16. Disclose the amount of after-tax net income recorded as of a current date and management's opinion as to the likelihood that minimum threshold levels set for fiscal year ended June 30, 2007 will be achieved.

17. Discuss how you will determine the number of additional shares of common stock issuable to the private placement investors, in the event the minimum after-tax net income levels are not achieved.

18. Disclose the amount of net proceeds from the registrant from the securities purchase agreement dated February 1, 2007.

Reliance on Shanghai Huaye, page 20

19. Please provide to the staff supplementally information on the revenues, earnings, and assets of Shanghai Huaye for the last two fiscal years. We may have further comments.

20. Discuss the availability of raw materials to Shanghai Huaye.

21. We note in your risk factors section the discussion of potential conflicts of interest which may arise as a result of Ms. Chen's interest in the registrant and Shanghai Huaye. Discuss what steps are in place to prevent such conflicts of interest from occurring, and how conflicts of interest will be resolved once they occur.

Results of Operations, page 20

22. We note that your narrative analysis of results of operations beginning on page 21 analyzes your results at the consolidated level. Please revise to analyze your results at the reportable segment level. Refer to Item 303 of Regulation S-K and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

23. We note that your analysis of changes in revenues mentions changes in sales volume and pricing, along with your expansion into new products such as AP Steel. Please revise your analysis of revenues for all periods presented to quantify the change in revenues attributable to each of these factors. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources – Operating Activities, page 25

24. We note that your explanation of your operating activities merely repeats information that an investor can find in your balance sheet. Please amend your

> disclosure to clearly describe the reasons for the changes in your working capital accounts, for example, we note that there have been significant fluctuations in advances from customers and advances to vendors. Please explain the reasons for these and other significant changes.

Obligations Under Material Contracts, page 27

25. Your tabular disclosure of contractual obligations does not appear to include all of your future obligations. Please revise the table to include all contractual obligations, such as estimated interest payments related to outstanding debt and other long-term liabilities recorded under GAAP, including expected funding requirements for employee benefit plans. Alternatively, tell us how you determined that these obligations did not need to be included in this table. Refer to Item 303(a)(5) of Regulation S-K and our Release 33-8182, available on our website at www.sec.gov/rules/final/33-8182.htm.

Our Customer
Our Sales and Marketing Efforts, page 37

26. Discuss the material terms of the contractual arrangements between the company and the four sales agents referred to in the second paragraph. In addition, please file the contracts as exhibits or tell us why they are not material.

27. Discuss the material terms of any sales agreements between the registrant and Shanghai Huaye. Please also file these as exhibits, if material.

Regulation, page 40

28. The staff notes that the company obtained an SGS Test report for 2005. Please clarify whether this is a report that you must obtain on annual basis or whether your 2005 report satisfies all requirements under which you are obligated for your export of products to the E.U. If you are not current in your report status, please discuss the potential adverse impact on the volume of company products exported to E.U.

Board of Directors, page 41

29. State when the company intends to increase the size of its board of directors or state that you have not determined the approximate time you will take such action.

Employment Agreements, page 44

30. Clarify the reference to "employee-at-will" and file the employment agreements as exhibits.

Selling Stockholders, page 45

31. We note that the table of selling stockholders does not include a separate line item which totals the aggregate number of shares being offered by all selling stockholders listed in the table. Please include a total column in your revised prospectus.

32. Disclose the per share price of the company common stock for each of the transactions discussed in the second, third and fourth paragraphs.

33. Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling security holders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

34. If any selling security holders are affiliates of broker-dealers, revise to disclose the following:

   - that the selling security holders purchased in the ordinary course of business; and
   - that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

35. If these selling security holders are unable to make these representations, please state that they are underwriters.

Stock Issued for Consulting Services Received, page 45

36. Describe the services rendered by Heritage Management Consultants, Inc. in exchange for stock issued on January 9, 2007 and disclose the fair market value of the stock issued.

Financial Statements

General

37. Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

38. Please provide an updated consent from your independent accountants in each amendment to your registration statement.

Consolidated Balance Sheets, page F-2

39. We note your inclusion of the column labeled "December 31, 2006 Pro Forma Stockholders' Equity" on your consolidated balance sheet. We do not believe that it is appropriate to present this pro forma information on the face of your historical financial statements, although we would not object to a discussion of the conversion of the Series B preferred stock in your footnotes or to the presentation of this conversion in your stand-alone pro forma financial statements. Please revise.

40. Please revise your balance sheet and cash flow statement to separately present amounts from related party transactions. In this regard, in addition to the disclosure of amounts payable to related parties seen in Note 7, it appears from page 44 that you may also have receivables from related parties, and we assume that some of your advances to suppliers and from customers may also relate to related parties. Refer to Article 4-08(k)(1) of Regulation S-X.

Note 2 – Significant Accounting Policies
Trade Accounts, Other Receivables and Allowance for Doubtful Accounts, page F-8

41. Please revise your footnote to briefly describe your other receivables. Supplementally tell us why the balances in your trade accounts receivable and other receivables fluctuate so much from period to period. Also tell us the settlement terms for your receivables.

42. We note that the allowances for doubtful accounts for your trade accounts receivable and your other receivables have fluctuated significantly over time. Please help us to understand where the increases to your allowance, which we assume are charged to bad debt expense, are reflected in your statements of cash flows since there does not appear to be a non-cash reconciling items in your cash flows from operations. Also tell us how much of your trade accounts receivable

and other receivables balances at June 30, 2006 and December 31, 2006 have been collected as of the latest practicable date.

Inventory, page F-8

43. We note your disclosures on page 36 concerning your procurement agreement with your affiliate Shanghai Huaye. The existence of and terms of your agreement, including whether your affiliate offers you the same pricing and settlement terms that they receive from third parties, should be disclosed either here or in Note 7. Refer to paragraph 2 of SFAS 57.

Revenue Recognition, page F-8

44. We note that most of your sales are made to Shanghai Huaye, an affiliate based on common ownership. Please tell us and disclose when you recognize revenue on sales to your affiliate and the terms of these sales, including whether the prices and settlement terms for sales to your affiliate differ from those for sales to third parties. Refer to paragraph 2 of SFAS 57. If you recognize revenue on sales to your affiliate when you ship products to them, please help us to understand how and why this policy is appropriate and complies with SAB 104, in light of the common ownership. It is not clear to us that it would be appropriate to recognize revenue on sales to your affiliate until they ship the products they purchased from you to unrelated third parties. In addition, based on your disclosures on pages 20 and 37, it appears that you make sales to independent sales representatives and independent distribution agents. Please tell us and disclose when you recognize revenue on sales to these parties, and supplementally tell us how your revenue recognition policy is appropriate and complies with SAB 104. These matters are unclear from your current disclosure.

Retirement Benefit Plans, page F-8

45. Please revise to quantify your contributions for each period for which you present an income statement.

Note 10 – Stockholders' Equity, page F-14

46. Please revise your footnote to state, if true, that all share and per share amounts in your financial statements have been retroactively restated for the 1-for-10 reverse stock split that occurred in March 2007.

Note 14 – Subsequent Events, page F-17

47. We read at the end of the first paragraph that the release of any shares from the escrow account under your Make Good Agreement would result in a dividend to the private placement investors of $304 per share released. Please reconcile this disclosure to your statement on page F-21 that the release of these shares from the escrow account would result in a dividend of $3.04 per share released. Revise as necessary.

48. Please revise to discuss the significant terms of the registration rights agreement made with your private placement investors. In this regard, you should explain the triggers for any penalties under this agreement and how such penalties are calculated. We believe this is an important obligation to discuss for your investors.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-22

49. We note your disclosure of registration costs on page II-1. Please tell us what consideration you gave to accruing for these expenses in your pro forma balance sheet.

50. We note your pro forma statements of operations. Please revise the line titled "net income" to clarify that you are presenting income from continuing operations before nonrecurring charges or credits directly attributable to the transactions. Refer to Article 11-02(b)(5) of Regulation S-X. In this regard, nonrecurring charges or credits directly attributable to the transactions, such as the consulting expenses discussed in your pro forma footnote A, should be presented in a pro forma footnote and included in your pro forma balance sheet, but should not be included on the face of your pro forma statement of operations.

Item 15. Recent Sales of Unregistered Securities, page II-1

51. Discuss the principles relied upon in claiming the exemption from registration requirements pursuant to Regulation S.

Item 17. Undertakings, page II-4

52. The Rule 415 undertakings should be revised to conform to the language set forth in Item 512(a) of Regulation S-K.

53. Provide the undertaking required by Item 512(h) of Regulation S-K or revise the information in the second paragraph under "Item 14. Indemnification of Directors and Officers" on page II-1, so that it conforms to the language set forth in Item 512(h).

<u>General</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Mr. James H. Groh
Sutor Technology Group Limited
April 20, 2007
Page 11

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Accountant at (202) 551-3733 or Jennifer Thompson, Review Accountant at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director